UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	TCW Specialty Lending LLC

Address of Principal Business Office:	200 Clarendon Street, 19th Floor
Boston, Massachusetts 02116

Telephone Number:	(213) 244-0000

Name and Address of Agent For Service of	Andrew Bowden, Esq.
Process:	Executive Vice President and General Counsel
The TCW Group, Inc. 515 South Flower Street
Los Angeles, California 90071

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the 1940 Act pursuant to Section 54(a) of the 1940 Act to be duly executed on its behalf in the City of Los Angeles and the State of California on the 14th day of January, 2026.

TCW Specialty Lending LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title:	Chief Financial Officer and Treasurer

Attest:	/s/ David Wang
Name: David Wang
Title:	Chief Operating Officer

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